82-2406

RECEIVED

2004 AUG -5 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036025

Cal Star Inc.

SUPPL

~~AMANTA RESOURCES LTD.~~

(formerly "Cal-Star Inc.")
#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: 604.685.1017
Fax: 604.685.5777
email: mail@harbourpacific.com

PROCESSED

AUG 06 2004

THOMSON FINANCIAL

dlw 8/5

AMANTA RESOURCES LTD.
(formerly Cal-Star Inc.)
BALANCE SHEETS
May 31, 2004 and May 31, 2003
(Stated in Canadian Dollars)
Prepared without audit

	Three months May 31, 2004	Year end to February 29, 2004
ASSETS		
Current		
Cash and cash equivalents	$ 205,776	$ 281,665
GST receivable	10,959	9,330
	216,735	290,995
Capital assets – Note 4	444	468
Resource properties – Note 5 and Schedule 1	353,117	321,718
	$ 570,296	$ 613,181
LIABILITIES		
Current		
Accounts payable – Note 6	$ 298,264	$ 327,783
Due to related parties – Notes 6 and 9	127,286	127,286
	425,550	455,069
SHAREHOLDERS' EQUITY		
Share capital – Notes 7 and 9	5,564,606	5,564,606
Share subscriptions – Note 9	565,000	535,000
Deficit	(5,984,860)	(5,941,494)
	144,746	158,112
	$ 570,296	$ 613,181

Nature and Continuance of Operations – Note 1
Commitments – Note 5
Subsequent Events – Note 9
APPROVED BY THE DIRECTORS:

"Anton J. Drescher"
______________________________, Director

"Gerald D. Wright"
______________________________, Director

SEE ACCOMPANYING NOTES

AMANTA RESOURCES LTD.
(formerly Cal-Star Inc.)
STATEMENTS OF CASH FLOWS
for the three months ended May 31, 2004 and May 31, 2003
(Stated in Canadian Dollars)
Prepared without audit

	Three months May 31, 2004	Three months May 31, 2003
Operating Activities		
Net loss for the period	$ (43,366)	$ (11,726)
Add item not involving cash:		
Amortization	24	29
	(43,342)	(11,697)
Changes in non-cash working capital items:		
GST receivable	(1,629)	(527)
Prepaid expenses	-	630
Accounts payable	(29,519)	(5,810)
	(74,490)	(17,404)
Investing Activity		
Resource properties	(31,399)	-
Financing Activities		
Increase in due to related parties		3,199
Share subscriptions	30,000	-
	30,000	3,199
(Decrease) in cash during the period	(75,889)	(14,205)
Cash and cash equivalents, beginning of the period	281,665	14,396
Cash and cash equivalents, end of the period	$ 205,776	$ 191
Cash and cash equivalents consist of:		
Cash	$ 55,776	$ 191
Term deposit	150,000	-
	$ 205,776	$ 191
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a development stage public company listed on the TSX Venture Exchange ("TSX").

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $208,815 as at May 31, 2004 and has accumulated losses totalling $5,984,860 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company's corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

Note 2 Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles as established in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates that have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of one year or less when purchased.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization on its office equipment at 20% per annum on a declining balance basis.

Note 2 Significant Accounting Policies – (cont'd)

(f) Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(g) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing resource properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in resource properties are credited to the carrying value of the resource properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its resource properties and has not yet determined the amount of reserves available. Management reviews the carrying value of resource properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Note 3 Adnet USA LLC Joint Venture

The Company owns a 50% interest in an inactive joint venture, which has incorporated a California limited liability company, Adnet USA LLC. The limited liability company will dissolve December 31, 2036. The purpose of the joint venture company was to provide Internet advertising and web page facilities to corporate customers. The Company's joint venture partner is a related company by virtue of common directors. The joint venture has no assets and its liabilities total $225,712, which are due to the Company.

The Company and its joint venture partner have agreed to cease operations of the joint venture and consequently Adnet USA LLC was inactive during the three months ended May 31, 2004 and May 31, 2003.

(Stated in Canadian Dollars) – Page 5

Note 6 Related Party Transactions – Notes 3, 7 and 9

The Company incurred the following amounts charged by directors and companies controlled by directors of the Company:

	Three Months ended May 31, 2004	May 31, 2003
Accounting fees	$ 963	$ 802
Consulting fees	7,500	7,500
	$ 8,463	$ 8,302

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Accounts payable at May 31, 2004 includes $35,327 (May 31, 2003: $50,856) owing to a company controlled by a director of the Company in respect to unpaid accounting and consulting fees and $234,967 (May 31, 2003: $Nil) owing to a company with a common director in respect to resource property costs.

Due to related parties is due to directors of the Company in respect to unpaid advances to the Company.

The amounts due to related parties and owing to related companies included in accounts payable are non-interest bearing, unsecured and are payable on demand.

Note 7 Share Capital – Note 9

i) Authorized:

50,000,000 common shares without par value

ii) Issued:

	Number	$
Balance, May 31, 2004 and May 31, 2003	2,060,364	5,564,606

(Stated in Canadian Dollars) – Page 7

Note 9 Subsequent Events – Note 5

Subsequent to May 31, 2004:

a) The Company completed a private placement of 10,000,000 units at $0.10 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at $0.20 per share for a period of two years. As at May 31, 2004 the Company had received $565,000 as subscriptions for this private placement.

b) The Company issued 1,272,860 common shares at $0.10 per share to a director of the Company in settlement of outstanding debts owing in the amount of $127,286 included in due to related parties at May 31, 2004.

c) Pursuant to an agreement dated May 4, 2004, certain shareholders have agreed to place 7,172,860 common shares in escrow. The release of these shares is as follows:

Release Date	Percentage of Total Escrowed Shares to be Released
June 25,2004 (released)	– 10%
Six months following	– 16.67% of the remaining pool
Twelve months following	– 20% of the remaining pool
Eighteen months following	– 25% of the remaining pool
Twenty-four months following	– 33.33% of the remaining pool
Thirty months following	– 50% of the remaining pool
Thirty-six months following	– All of the remaining pool

d) The Company changed its name to Amanta Resources Ltd.

Note 10 Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements.

- By a Sponsorship Agreement dated January 30, 2004 with Canaccord Capital Corporation, Canaccord agreed to act as our sponsor in conjunction with our reactivation and reverse takeover.

- As of June 25th, 2004, we completed a private placement of 10,000,000 units at a price of $0.10 per unit for an aggregate of $1,000,000. Each unit consists of one common share and one share purchase warrant to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from June 25th, 2004.

- As of June 25th, 2004, we completed a debt settlement with Anton J. Drescher, one of our directors, whereby we issued 1,272,860 common shares at a deemed price of $0.10 per share in settlement of debt in the amount of $127,286.

- The private placement securities that were issued to insiders and a related party, as well as the debt settlement shares, being an aggregate of 7,172,860 common shares are subject to escrow restrictions whereby the shares will be released from escrow in increments, commencing with a release of 717,286 common shares on June 24th, 2004 and a release of 1,075,929 common shares every six months thereafter until all shares have been released from escrow as of June 24th, 2007.

Our 2004 annual general meeting is scheduled for Tuesday, August 31st, 2004. The proxy material will be mailed to our registered and non-registered shareholders pursuant to National Policy 54-101 on or before August 5th, 2004. The shareholders are being asked to approve the following:

- the appointment of Amisano Hanson, Chartered Accountants, as our auditors for the ensuing year and authorizing our directors to fix the remuneration to be paid to the auditors;

- to elect our directors for the ensuing year;

- to approve a special resolution, that pursuant to Section 302 of the *Business Corporations Act* (British Columbia) (the *"Act")*, our directors be authorized to apply, at the discretion of the Board of Directors, under Section 17-16-1720 of the Wyoming *Business Corporation Act* to the Secretary of State for Wyoming for a certificate of transfer of our incorporation under the Wyoming *Business Corporations Act* to the Province of British Columbia;

- to approve the implementation of a formal Stock Option Plan wherein we will grant options to our directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in our profitability;

- to authorize our directors, in their sole discretion, subject to regulatory approval, if necessary, to negotiate and conclude such negotiations for the sale by way of private placement of securities in excess of 20% of our then issued and outstanding share capital.

have historically satisfied our capital needs primarily by issuing equity securities. We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all. Any additional funds raised will be used for the exploration and development of our properties and for general and administrative expenses. We estimate that we will require approximately $40,000 per month, or $480,000 annually, to fund our general and administrative expenses for the next twelve months. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

During the three months ended May 31, 2004, we raised an aggregate of $30,000 by way of private placement. During the three months ended May 31, 2003 we did not raise any funds.

Results of Operations

We incurred a net loss of $43,366 for the three months ended May 31, 2004, compared to a net loss of $11,726 for the three months ended May 31, 2003. Some of the items comprising the loss for the three months ended May 31, 2004 were consulting fees of $13,862 (2003 - $7,500), accounting, audit and legal fees of $3,894 (2003 - $1,117), office and miscellaneous of $9,022 (2003 - $16), filing fees and transfer agent costs of $1,485 (2003 - $964) and rent of $2,100 (2003 - $2,100). During the three months ended May 31, 2004 we incurred additional expenses for travel and related costs of $8,811 and wages and benefits of $5,610. Also included in the expenses for the three months ended May 31, 2003 is a credit of $1,442 for interest income and foreign exchange.

We do not have any employees; all of our services are carried out by the directors and officers or by consultants retained on an as needed basis.

Liquidity and Capital Resources

We anticipate that we have sufficient funds on hand for the next five months of operation. We expect that we will operate at a loss for the foreseeable future. We have continued to provide capital through equity financing. We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements are currently for general and administrative expenses and our future capital requirements will depend upon any recommended exploration or development programs recommended for our properties.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gerald D. Wright, Chief Executive Officer of **Amanta Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Amanta Resources Ltd.**, (the "*Issuer*") for the interim period ending **May 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 28th, 2004

"Gerald D. Wright"
Gerald D. Wright,
Chief Executive Officer